The Gillette Company

Prudential Tower Building

Boston, Massachusetts 02199

January 27, 2005

Berkshire Hathaway Inc.

1440 Kiewit Plaza

Omaha, Nebraska 68131

Ladies and Gentlemen:

Reference is made to the Letter Agreement, dated July 20, 1989, between Berkshire Hathaway Inc. (“Berkshire”) and The Gillette Company (the “Company”) (the “1989 Letter Agreement”), as amended by the Amendment Letter dated March 13, 2003 between Berkshire and the Company (the “Amendment Letter”, and together with the 1989 Letter Agreement, the “Purchase Agreement”). Berkshire and the Company acknowledge and agree that effective upon the consummation of the merger contemplated by the Merger Agreement dated as of the date hereof among The Proctor & Gamble Company, Aquarium Acquisition Corp. and the Company (the “Merger”), the Purchase Agreement and all rights and obligations of the parties thereunder shall terminate (it being understood and agreed that unless and until the Merger is consummated, the Purchase Agreement and the rights and obligations of the parties thereunder shall remain in full force and effect in accordance with its terms).

Please confirm your agreement to the foregoing by signing and returning the accompanying copy of this letter agreement, whereupon this letter agreement shall become binding on each of Berkshire and the Company.

Very truly yours,

THE GILLETTE COMPANY

By:	/s/ Charles W. Cramb
Name:	Charles W. Cramb
Title:	Senior Vice President and Chief Financial Officer

Accepted and agreed:

BERKSHIRE HATHAWAY INC.

By:	/s/ Marc D. Hamburg
Name:	Marc D. Hamburg
Title:	Vice President and Chief Financial Officer